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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BTHC III, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
05577Y107
(CUSIP Number)
Eric A. Klein, Esq.
Katten Muchin Rosenman LLP
2029 Century Park East, Suite 2600
Los Angeles, CA 90067
(310) 788-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	05577Y107	Page	2	of	5

1	NAMES OF REPORTING PERSONS: William Peeples

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,779,174

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,779,174

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,779,174

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	05577Y107	Page	3	of	5

Item 1.	Security and Issuer
The class of securities to which this statement relates is common stock, par value $0.001 per share (the “BTHC Common Stock”), of BTHC III, Inc. (the “Issuer”), and the principal executive offices of the Issuer are located at 2595 Jason Court, Oceanside, CA 92056.

Item 2.	Identity and Background
The identity and background for the person filing this statement and the person enumerated in Instruction C to 13D is as follows:
William Peeples (“Mr. Peeples”) is retired. The principal address for Mr. Peeples is 877 Gwyne Ave., Santa Barbara, CA 93111. Mr. Peeples is a citizen of the United States.
During the last five years, Mr. Peeples has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Prior to the transactions reported on this form, Mr. Peeple owned 2,779,174 shares of International Stem Cell Corporation, a California corporation (“International Stem Cell”) common stock (“ISC Common Stock”). Pursuant to a share exchange (the “Share Exchange”) consummated on December 28, 2006, each share of ISC Common Stock was exchanged for one share of BTHC Common Stock.

Item 4.	Purpose of Transaction
See Item 3 above. Mr. Peeples holds the shares of BTHC Common Stock referenced herein for general investment purposes. Mr. Peeples may purchase additional shares of BTHC Common Stock in private or open-market transactions for investment purposes, or dispose of shares of BTHC Common Stock. Mr. Peeples does not, in his capacity as an investor in securities of the Issuer, have a plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this statement.

Item 5.	Interest in Securities of the Issuer
(a)
The responses of Mr. Peeples with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of BTHC Common Stock (including but not limited to footnote (1) to such information) are incorporated herein by reference. The figures repeated in Row 13 of the cover pages are based upon 35,321,495 shares, as reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on December 29, 2006.

CUSIP No.	05577Y107	Page	4	of	5
(b)
The responses of Mr. Peeples with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which Mr. Peeples has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnote (1) to such information) are incorporated herein by reference.

(c)	Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the person referenced in Item 2 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Mr. Peeples, there are no contracts, arrangements, understandings or relationships among Mr. Peeples and any other person or entity with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any shares of BTHC Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.
Share Exchange Agreement, dated as of December 28, 2006, by and among International Stem Cell Corporation, Halter Financial Investments and the shareholders of International Stem Cell Corporation. Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed on December 29, 2006.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2007	By:	/s/ William Peeples
William Peeples